

October 29, 2013

<u>Via E-mail</u>
Mr. Cesar Baez
Chief Executive Officer
BGS Acquisition Subsidiary, Inc.
6342 North Bay Road
Miami Beach, FL 33141

> **Re: BGS Acquisition Subsidiary, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 21, 2013**
> **File No. 333-191030**

Dear Mr. Baez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note the October 2013 Investor Presentation materials filed by BGS Acquisition Corp. Please advise us:

- What the bases are for projected tests and sales in 2014 and beyond, for example on slide 9;

- Where the Form S-4 addresses the $3.0 million debt identified on slide 7;

- Why the Form S-4 discusses a $6.0 million minimum of cash in the trust account compared to the $10.0 million minimum on slide 6; and

- Whether Medicare reimburses for testing, as suggested by the hypothetical testimonial on slide 23.

2.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please:

- Disclose that you are an emerging growth company;

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

   o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

   o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   We note that your response to comment 4 in our letter dated October 3, 2013 only analyzed whether the activities related to the TransnetYX Approval (as defined in your response) constituted a distribution and what restricted period would be associated with such potential distribution. Please also provide us with an analysis on the applicability of Regulation M with regards to the Redomestication (as defined in your prospectus) transaction, specifically whether such transaction would be considered a distribution and what restricted period would be associated with that potential distribution. Please provide applicable legal authorities to support your response. In addition, please advise us of the types of efforts BGS Acquisition Corp. and/or other involved parties intend to

engage in, if any, to convince BGS Acquisition Corp. shareholders not to exercise their appraisal rights in connection with the Redomestication.

Summary of the Prospectus, page 5

5.   Please revise here and where appropriate to (1) clarify, if true, that PGx is currently limited to testing based on one drug (Plavix) and (2) provide the approximate date when TransnetYX first commercialized the test using PGx. Where you provide further details of TransnetYX gaining CLIA certification and offering PGx testing related to the third party drug, please revise to summarize the historical efforts TransnetYX has made "to prove its commercial viability" and disclose any expected changes to those efforts. It appears TransnetYX began marketing this service in 2011; however, it is unclear where you disclose when "Harmonyx commenced directed marketing toward physicians."

6.   We note your revised disclosure on page 7. Please revise to summarize the material conditions of the merger that must be met or waived, including the extent to which all or a subset of conditions may be waived.

7.   Please revise to clarify earn out payments based on the incremental hurdles. We note, in this regard, the tabular disclosure in the October 2013 Investor Presentation materials.

8.   Please revise to identify the "certain key personnel" referenced on page 16.

9.   We note the reference on page 63 to the human testing "as ordered by physicians." We also note the hypothetical testimonial on slide 23 of the October 2013 Investor Presentation materials. Please revise this section to clarify the necessary steps and parties involved in the sale of a PGx test, which currently appears to be limited to a test based on Plavix.

Risk Factors, page 20

10.   We note your response to comments 18 and 19 in our letter dated October 3, 2013 and the deleted risk factors, some of which relate to risks in the event you do not consummate the business combination. Please revise to include qualitative and quantitative disclosure relevant to such risks, including the redemption threshold percentage as updated for the results of the extension offer.

11.   We reissue comment 21 in our letter dated October 3, 2013. Please revise to address information relevant to deciding whether or not to tender, including the current market value and other disclosure requested in comment 21.

Risk Factors Relating to TransnetYX, page 20

12.   Where risk factor disclosure does not apply equally to both laboratory animal genotyping
        and personalized medicine genotyping, please revise to clarify the business to which the
        risk factor relates. As a non-exclusive example, it is not entirely clear whether the risk
        factor disclosure regarding billing applies to laboratory animal genotyping. Where the
        risk factor disclosure relates only to personalized medicine genotyping, please clarify
        within such risk factor disclosure that less than 0.5% of TransnetYX revenues are
        generated from personalized medicine genotyping.

PGx molecular diagnostic tests may never achieve significant commercial market acceptance,
page 20

13.   Please revise to clarify that less than 0.5% of TransnetYX revenues are generated from
        PGx molecular diagnostic testing.

If TransnetYX fails to comply with extensive laws and regulations …, page 22

14.   Please revise to address any material differences between laws and regulations related to
        laboratory animal genotyping and personalized medicine genotyping.

There is a limited amount of cash available to be used for other corporate purposes by BGS
Acquisition, page 26

15.   We note your response to comment 16 in our letter dated October 3, 2013, and we
        partially reissue the comment. To clarify and place this risk in context, please revise to
        provide quantitative disclosure of the limited amount of cash available for use for other
        corporate purposes by BGS Acquisition Subsidiary, Inc. As a non-exclusive example,
        please quantify approximately how much cash on hand would result if BGS Acquisition
        Corp. shareholders redeem just under the redemption threshold.

TransnetYX Business, page 56

16.   We note your disclosure that "[s]ince service launch in June 2004, TransnetYX has
        processed over 6.8 million genetic tests." Please revise to clarify how many of those
        genetic tests were PGx tests.

17.   Given that revenue from third party payers (i.e., from pharmacogenomics) comprised less
        than 0.5% of TransnetYX's revenues, please provide the basis for your expectation that
        "revenue from third party payors may comprise a significant portion of [your] business in
        the future." Likewise, please provide the basis for your belief that the company "is well
        positioned to capture significant market share of the budding pharmacogenomics testing
        market," as disclosed on page 58.

Business Units, page 56

Products and Services - Personalized Medicine Genotyping Services, page 58

18.   We note your response to comment 38 in our letter dated October 3, 2013 and, in particular, the added disclosure that "Global Industry Analysts Inc. estimated that the global market for genetic testing will reach $2.2 billion by the year 2017." It is not clear how this estimate relates to the specific markets in which the company operates. Please revise to clarify or remove.

19.   Please clarify the nature of the FDA warning and the basis for your statement on page 59 that "many physicians do not currently observe the FDA's warning to identify the patient's CYP2C19 genotype and modify drug therapy accordingly." We note in this regard that the subsequent sentence refers to "testing that is recommended by the FDA." Additionally, please provide the basis for disclosure suggesting that your testing satisfies FDA warnings or has been recommended by the FDA.

20.   When discussing how the company conducts PGx testing on page 59, please clarify how many PGx tests the company has processed. Please also clarify whether all processed PGx tests relate to the use of clopidogrel (Plavix) and whether the company has developed and processed tests related to the use of other drugs.

Competition and Competitive Strengths, page 60

Pharmacogenomics Competition, page 60

21.   We partially reissue comment 37 in our letter dated October 3, 2013. Please revise to clarify, if true, that LabCorp, Quest, and the other companies you identify operate in a market in which you currently do not generate meaningful revenue.

Management's Discussion and Analysis of Financial Condition and Results of Operations of TransnetYX, page 63

Revenue, page 65

22.   Please revise page 66 to address the material assumptions underlying the statement that increased sales of PGx "would likely have a material favorable impact on its net sales and revenues." For example, given the currently de minimis sales, it is unclear what percentage increase in PGx testing would be necessary to have a material impact on your overall operations. Additionally, please revise to quantify the average price and cost per PGx test.

Directors and Executive Officers After the Business Combination, page 82

23.   Please specify the name and principal business of any corporation or other organization in which Mr. Feinberg was employed during the past five years and for each such corporation or organization, the period during which he was employed. Refer to Item 401(e) of Regulation S-K.

24.   Please specify Mr. Hamlet's principal occupation and employment during the past five years, including the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K.

25.   Please specify the principal business of Corporate Express North America. Refer to Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management of TransnetYX Prior to the Business Combination, page 94

26.   Please revise the tabular disclosure to include the required information for the combined voting class of securities.

Appraisal Rights, page 107

27.   We reissue comment 53 in our letter dated October 3, 2013. Please clarify whether BGS Acquisition Corp. shareholders will be notified of the date by which they must dissent in order to perfect their appraisal rights.

Statement of Changes in Shareholders' Equity, page F-5

28.   We note your response to comment 56 in our letter dated October 3, 2013 and understand that you have applied ASC 480-10-S99 in accounting for the redeemable ordinary shares. Please address the following points:

- Revise to disclose the par value of the ordinary shares;

- Explain to us why you attribute the entire $40 million of proceeds received from BGS Acquisition Corp.'s initial public offering as common stock rather than attributing amounts to par and additional-paid-in capital; and

- Tell us how you considered ASC 260-10-45-59A in presenting earnings per share in your statement of operations.

3.   Restatement of Previously Issued Financial Statements, page F-10

29.   We note on page F-11 that you present adjustments to ordinary shares, additional paid-in capital and deficit accumulated during the development stage for the amounts of

$2,268,831, ($2,450,000) and $181,168, respectively. Please explain how these adjustments are related to correct your accounting for the warrant liabilities.

30.   We note you have restated your financial statements as of July 31, 2012 to correct your accounting for an adjustment related to outstanding warrants. Please advise us if you plan to amend the Form 20-F of BGS Acquisition Corp. for the fiscal year ended July 31, 2012 that was previously filed with the Commission on December 14, 2012.

Note 6 – Redeemable Equity Instruments, page F-32

31.   We note your response to comment 62 in our letter dated October 3, 2013 and your revised disclosure on pages F-33 and F-35 indicating that each of your Series A, B and C Preferred Stock has a conversion feature that adjusts if the company issues or sells common stock at a price below the conversion price. Tell us how you considered this embedded conversion feature in determining whether the preferred stock is indexed to the company's common stock, specifically addressing how you evaluated the requirements of ASC 815-40-15 and considered ASC 815-40-55-33.

Note 7 – Stockholders' Deficit, page F- 34

Treasury Stock, page F-35

32.   We note your response to comment 63 in our letter dated October 3, 2013. Please tell us why you have not reflected the cash paid to reacquire 139,506 and 184,714 shares of common stock as of December 31, 2012 and June 30, 2013 in your statements of cash flows. In addition, revise to disclose the amount you paid to reacquire these shares.

Stock Purchase Warrants, page F-35

33.   We note from your disclosure that a Series B holder of the company was issued warrants to purchase 826,192 shares of common stock. Please revise your disclosure to describe the key terms of the warrants, including any anti-dilution provisions. To the extent your warrants include anti-dilution provisions, tell us how you determined that liability treatment for these warrants is not necessary under ASC 815-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 255-4187 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director